September 21, 2005

United States Securities and Exchange Commission

Attn:  Jeffrey Gordon, Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:          Form 10-KSB for the fiscal year ended December 31, 2004

Form 10-QSB for the quarters ended March 31 and June 30, 2005

File No. 333-96703

Dear Mr. Gordon:

As the principal executive officer and principal financial officer, we provide the following response to your inquire dated September 14, 2005.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8A – Controls and Procedures, page 46

1.     You currently disclose in your Form 10-KSB, as well as your Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective, except for material weaknesses in your internal controls.  Given the exceptions noted, it remains unclear whether your principal executive officer and your principal financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures.  Please confirm if your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective as of December 31, 2004, March 31, 2005 and June 30, 2005.  Otherwise you should amend your Form 10-KSB and Forms 10-QSB to disclose that given the identified matters, your disclosure controls and procedures are not effective.

RESPONSE

The principal executive officer and principal financial officer hereby confirm to the SEC all disclosure controls and procedures were deemed to be effective as disclosed in the Form 10-KSB and Forms 10-QSB for the periods ended December 31, 2004, March 31, 2005 and June 30, 2005.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 8

2.     In future filings, please disclose your revenue recognition policy.  In doing so, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers.

RESPONSE

The following is our proposed revenue recognition disclosure that will also be included in future filings.

Revenue from the production of ethanol and related products is recorded upon transfer to our customers.  The transfer takes place at the plant site and therefore shipping terms are FOB shipping point.  Interest income is recognized as earned.  Income from federal and state incentives are recognized based on fulfillment of program criteria, completion of application and pro-ration factors posted by the sponsoring organization.

Note 2 - Incentive Receivable, page 9

3.     You disclose that when it is uncertain that you will receive full allocation and payment due under the federal incentive program, you derive an estimate based on various factors including the most recently used payment factor applied to the program.  Given that this is the first quarter in which you derived revenues, please tell us how you concluded that the estimated revenues due under the federal incentive program were reasonably determinable, since you have no historical experience to base your estimates on.  See paragraph 6.98 of the AICPA Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives.  In addition, please tell us how much of the June 30, 2005 incentive receivable has been collected to date.

RESPONSE

Management determines the federal incentive revenue based upon the USDA approved calculation and applies the most recently posted pro-ration factor as made available on the USDA website.  On September 9, 2005 we received $81,030.07.  The amount received varies from the accrual due to the quarterly pro-ration factor being reduced from 50.0617% to 36.4201%; the reduced pro-ration factor was not available at June 30, 2005 or at the time of our filing.

Note 3 – Property and Equipment, page 10

4.     The range of useful lives for your property and equipment is very broad.  In future filings, please separately disclose the range of useful lives for each category of property and equipment presented on your balance sheet.  For categories that still have very broad useful lives, you should discuss the types of assets that fall in each part of the range.

RESPONSE

Management agrees to separately disclose the range of useful lives by category in future filings.  Future disclosures are expected to be:

Depreciation is computed over the estimated useful life of each asset using the straight-line method.  Estimated useful lives generally used in computing depreciation are:

Land improvements	15 to 20 years
Buildings	40 years
Machinery and equipment	7 to 15 years
Office equipment	5 to 10 years
Computers and software	3 to 5 years
Vehicles	5 years

Note 11 – Commitments and Contingencies, page 14

5.     Please tell us in a letter whether you had accrued the $300,000 settlement in your June 30, 2005 financial statements.  Please address your compliance with SFAS 5.

RESPONSE

The $300,000 settlement was accrued at June 30, 2005 and included in the balance sheet caption Accounts Payable – Related Parties.  The commitment was accrued in satisfaction of SFAS No. 5, Accounting for Contingencies, which requires accrual of contingencies if both of the following conditions are met:

1.             Information is available prior to financial statement issuance indicates that it is probable that a liability incurred at the date of the financial statements.

2.             The amount of the liability is reasonably estimable.

Management is of the opinion a liability had been incurred as a significant portion of the dirt had already been removed.  Management was negotiating the settlement and believed the $300,000 to be a reasonable estimate.

We acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in our filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ William Pracht
William Pracht
Principal Executive Officer

/s/ Thomas Leitnaker
Thomas Leitnaker
Principal Financial Officer